[redacted]

14049164

AB 3/20

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL	
OMB Number:	3235-0123
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Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8- 53117

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Cammack LaRhette Brokerage, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

65 William Street
(No. and Street)

Wellesly (City) MA (State) 02481 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael R. Carter (781)-997-1415
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dannible & McKee, LLP (528)
(Name – *if individual, state last, first, middle name*)

Financial Plaza 221 South Warren Street (Address) Syracuse (City) NY (State) 13202 (Zip Code)

SEC
Mail Processing
Section

MAR 04 2014

Washington, DC
124

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KH 3/26

OATH OR AFFIRMATION

I, Michael R. Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Cammack LaRhette Brokerage, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Financial Operating Principal
Title

Notary Public

REBECCA GALLAGHER
Notary Public, Maine
My Commission Expires September 12, 2019

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).***

Cammack
LaRhette
Our commitment. Your confidence

CAMMACK LARHETTE BROKERAGE, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

* * *

DECEMBER 31, 2013

DANNIBLE & McKEE, LLP

Cammack LaRhette

Our commitment. Your confidence

CAMMACK LARHETTE BROKERAGE, INC.

FINANCIAL STATEMENTS

AND

SUPPLEMENTARY INFORMATION

* * *

DECEMBER 31, 2013

DESIGNATION OF ACCOUNTANT
(Notice Pursuant to Rule 17a-5(f)(2))

(i) Broker or Dealer

Name: Cammack LaRhette Brokerage, Inc.

Address: 65 William Street
Wellesley, MA 02481

Telephone: (781)997-1415

SEC Registration Number: 8-53117

FINRA Registration Number: 109906

(ii) Accounting Firm

Name: Dannible & McKee, LLP

Address: Financial Plaza 221 South Warren Street, Syracuse, NY 13202

Telephone: (315) 472-9127

Accountant's State Registration Number: 4609212

(iii) Audit date covered by the Agreement:

12	31	2013
(Month)	(Day)	(Year)

(iv) The contractual commitment to conduct the broker's or dealer's annual audit - - (check one)

(x) is for the annual audit only for the fiscal year ending 2013

*( ) is of a continuing nature providing for successive annual audits.

* if this commitment is not of a continuing nature, it will be necessary to file this form each successive year.

Pursuant to Rule 17a-5(f)(2), the above person has been designated as the independent public accountant for the above-mentioned broker or dealer. I understand that, pursuant to SEC Rule 17a-5(f)(1) the Securities and Exchange Commission will not recognize: (a) any person as a certified public accountant who is not duly registered in good standing as such under the laws of his place of residence or principal office; or (b) any person as a public accountant who is not in good standing and entitled to practice as such under the laws of his place of residence or principal office. Lastly, I understand that should the above-mentioned broker-dealer submit an audit by someone not recognized by the SEC as set forth in Rule 17a-5(f)(1), FINRA may deem the audit of the broker-dealer to not have been filed.

Signature: [signature]

Name: Michael R. Carter

(By Firm's FINOP or President)

Title: Financial Operations Principal Date:

ANNUAL AUDIT REPORT

SECURITIES AND EXCHANGE COMMISSION
Registration Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549
(202) 551-6551

SECURITIES AND EXCHANGE COMMISSION
(Regional Office serving your District)

FINRA
Financial Operations
Attn: Herani Dansamo
9509 Key West Avenue, 5th Floor
Rockville, MD 20850

NOTE: ***The report is due 60 calendar days after the annual audit date. Two copies must be filed with the SEC in Washington, one copy with the SEC Regional office, one copy to FINRA in Maryland, and the firm may forward a copy to the FINRA office in (your District). Also, copies should be sent to all other self-regulatory organizations of which the broker-dealer is a member.***

REF: SEC RULE 17a-5

TABLE OF CONTENTS

DANNIBLE & McKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-1628
(315) 472-9127 Fax (315) 472-0026

Independent Auditor's Report

February 21, 2014

To the Board of Directors of
Cammack LaRhette Brokerage, Inc.

Report on the Financial Statements

We have audited the accompanying financial statements of Cammack LaRhette Brokerage, Inc. (an S Corporation) (the "Company"), which comprise the balance sheet as of December 31, 2013, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such

opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Cammack LaRhette Brokerage, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Report on Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The supplementary schedule of net capital is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in the schedule of net capital has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in the schedule of net capital is fairly stated in all material respects in relation to the financial statements as a whole.

Dannible & McKee, LLP

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)

BALANCE SHEET

December 31, 2013

Assets

Current assets:		
Cash and cash equivalents (Note 1)	$	422,982
FINRA deposit		2,959
Commissions receivable (Note 1)		97,086
Prepaid expenses		33,929
Total current assets		556,956
Equipment, less accumulated depreciation of $17,196		860
Total assets	$	557,816

Liabilities and Stockholder's Equity

Current liabilities:		
Accounts payable	$	15,193
Accrued expenses		9,970
Total current liabilities		25,163
Stockholder's equity:		
Common stock, $1 par value, 1,000 shares authorized, 100 shares issued and outstanding		100
Retained earnings		532,553
Total stockholder's equity		532,653
Total liabilities and stockholder's equity	$	557,816

See accompanying notes to financial statements.

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)

STATEMENT OF INCOME

FOR THE YEAR ENDED DECEMBER 31, 2013

Revenue:	
Commissions revenue	$ 1,211,889
Consulting revenue	24,494
Total revenue	1,236,383
Expenses:	
General and administrative expenses	75,124
Business development expenses	39,727
Depreciation	2,580
Total expenses	117,431
Income before other income (expense) and income taxes	1,118,952
Other income (expense):	
Interest income	170
Management fees (Note 2)	(975,000)
Total other expense	(974,830)
Income before income taxes	144,122
Provision for income taxes:	
Current	5,249
Total provision for income taxes	5,249
Net income	$ 138,873

See accompanying notes to financial statements.

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2013

	Common Shares	Stock Amount	Retained Earnings	Total Stockholder's Equity
Balance at December 31, 2012	100	$ 100	$ 543,680	$ 543,780
Stockholder's distributions (Note 2)	-	-	(150,000)	(150,000)
Net income	-	-	138,873	138,873
Balance at December 31, 2013	100	$ 100	$ 532,553	$ 532,653

See accompanying notes to financial statements.

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2013

Cash flows from operating activities:-	
Net income	$ 138,873
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	2,580
Increase in FINRA deposit	(1,759)
Decrease in commissions and consulting receivables	77,800
Increase in prepaid expenses	(10,695)
Increase in accrued expenses and accounts payable	11,963
Net cash provided by operating activities	218,762
Cash flows from financing activities:	
Stockholder's distributions	(150,000)
Net cash used for financing activities	(150,000)
Net increase in cash and cash equivalents	68,762
Cash and cash equivalents, beginning of year	354,220
Cash and cash equivalents, end of year	$ 422,982

See accompanying notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1 - Summary of significant accounting policies

Cammack LaRhette Brokerage, Inc. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission (SEC), and the Financial Regulatory Authority, Inc. (FINRA). The Company is incorporated in the Commonwealth of Massachusetts and effective February 1, 2007, became a wholly-owned Subsidiary of Charles W. Cammack Associates, Inc. (dba Cammack LaRhette Consulting) (the "Parent") pursuant to an acquisition. The Company provides hospitals and other similar non-profit and for profit groups with pension plan design, implementation and ongoing pension related services. The Company receives all of its revenues from other broker-dealers, fund companies and direct consulting.

Revenue recognition - Commissions are computed: 1) as a percentage of the amount of funds that the employees/employer of the Company's clients invests in their retirement accounts; 2) as a percentage of the total assets invested by the employee and employer; and 3) fixed fee charges. The amounts are paid to the Company by vendors that sell investment products to the Company's clients. This revenue is recognized by the Company monthly, based on the amounts computed by the vendors.

Cash and cash equivalents - For purposes of the statement of cash flows, the Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Receivables and credit policies - Commissions receivables are unsecured customer obligations due under normal trade terms requiring payment within thirty days from the invoice date. Interest is not accrued on outstanding receivables.

Consulting receivables are stated at the amount billed to the customer. Payments of receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices. Customer account balances with invoices dated over 180 days old are considered delinquent. There were no delinquent accounts at December 31, 2013.

The carrying amount of accounts receivables is reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. At December 31, 2013, management believes that an allowance for doubtful accounts is not required.

Equipment - Office equipment is recorded at cost. Depreciation for financial statement purposes is computed on the straight-line methods over the estimated useful life of seven years. For income tax purposes, depreciation is computed using methods and lives prescribed by the appropriate income tax regulations. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When office equipment is sold or retired, the related cost and accumulated depreciation is removed from the accounts and any gain or loss is included in income.

Concentration of credit risk - The majority of the Company's income is derived from service fees/commissions earned from sales of products by a select group of investment companies. In 2013, approximately 25% of service fees/commissions earned came from two companies. Outstanding receivables at December 31, 2013, are due principally from investment companies and are unsecured. Cash amounts held by financial institutions are insured by the Federal Deposit Insurance Corporation (FDIC). Balances in excess of the FDIC insurance are subject to normal credit risk.

Subsequent events - Management has evaluated subsequent events through February 21, 2014, the date that the financial statements were available for issue.

Income taxes - For income tax purposes, the Company is a Qualified Subchapter S Subsidiary. In this regard, for Federal purposes and most states, the liability for Federal and certain state income taxes are passed through to the stockholder whether or not the income-giving rise to such taxes has been distributed. The Company is subject to certain state and local taxes. Cash paid for income taxes was $5,249 in 2013.

The Company has reviewed its operations for uncertain tax positions and believes that there are no significant exposures. The Company will include interest on income tax liabilities in interest expense and penalties in operations if such amounts arise. The Company is no longer subject to examination by tax authorities for the closed tax years before 2010.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related party transactions

The Company has entered into a management agreement with the Parent. Management fees are charged in consideration of salaries, certain operating expenses and other general and administrative expenses incurred on behalf of the Company. The Company was charged by the Parent $975,000 for management fees for the year ended December 31, 2013. The Company paid distributions to the Parent of $150,000 for the year ended December 31, 2013.

On December 31, 2013, the outstanding common stock of the Parent was purchased by a third party.

Note 3 - Net capital requirements

The Company is subject to the Securities and Exchange Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio exceeds 10 to 1). At December 31, 2013, the Company had net capital of $418,112, which was $413,112 in excess of its required net capital of $5,000. The Company's net capital ratio was .06 to 1 at December 31, 2013.

SUPPLEMENTARY INFORMATION

CAMMACK LARHETTE BROKERAGE, INC.
(An S Corporation)

SCHEDULE OF NET CAPITAL

December 31, 2013

Total stockholder's equity	$ 532,653
Liabilities subordinated to claims of general creditors allowable in computation of net capital under SL5 agreements	-
Total capital and allowable subordinated liabilities	532,653
Non-allowable assets deductions and/or charges:	
Accounts receivable	76,793
Furnishings and equipment	860
Prepaid expenses and other current assets	36,888
Total other deductions and/or charges	114,541
Net capital	$ 418,112
Total liabilities per balance sheet	$ 25,163
Aggregate indebtedness	$ 25,163
Computation of basic capital requirements:	
Minimum net capital requirement	$ 1,678
Minimum dollar requirement	$ 5,000
Net capital requirement (the greater of the above amounts)	$ 5,000
Excess net capital at 1500%	$ 413,112
Excess net capital at 1000%	$ 412,112
Ratio - Aggregate indebtedness to net capital	6.02%

There are no material differences between the preceding computation and the Company's corresponding unaudited Part II of Form X-17A-5 as of December 31, 2013.

DANNIBLE & McKEE, LLP
Certified Public Accountants and Consultants
Financial Plaza, 221 S. Warren St., Syracuse, New York 13202-1628
(315) 472-9127 Fax (315) 472-0026

Independent Auditor's Report on Internal Controls Required by SEC Rule 17a-5

February 21, 2014

To the Board of Directors of
Cammack LaRhette Brokerage, Inc.

In planning and performing our audit of the financial statements of Cammack LaRhette Brokerage, Inc. (the "Company"), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our audit procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and

procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency or a combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency or combination of deficiencies in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures as described in the second paragraph of this report were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Dannible + McKee, LLP